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                                                                    Exhibit 99.1

THIRD QUARTER REPORT 2000

TO OUR SHAREHOLDERS:

THIRD QUARTER 2000 HIGHLIGHTS
In the third quarter of 2000, AltaRex continued to make substantial progress on all fronts with advances in the areas of clinical development, corporate partnering, intellectual property, scientific discovery and financing. Our clinical development program for OvaRex(TM) MAb is proceeding according to schedule and was bolstered by new immunology data announced during the quarter. Our partnering strategy has led to the completion of a second collaboration with a foreign pharmaceutical company that is a market leader in the covered region. Our intellectual property portfolio has been strengthened with the issuance of a U.S. patent for OvaRex(TM)MAb. Our novel technology platform and new scientific data have been presented at prominent scientific conferences. In addition we strengthened our balance sheet with the successful completion of a public offering, including an over-allotment option, for net proceeds to the Company of approximately $8.0 million. We are pleased to highlight our results for you in this report.

CLINICAL DEVELOPMENT PROGRAM AND REGISTRATION STRATEGY
The Company's lead product, OvaRex(TM)MAb for ovarian cancer, is entering the final stages of development in preparation for an expected filing by late 2001 for regulatory approval in the United States, and commercialization in 2002. Filing of the Biologics License Application (BLA) will be based on Fast Track and accelerated review provisions of the United States Food and Drug Administration (FDA).

Fast Track status is a designation for programs that target an unmet medical need, where there is a critical need for new therapeutic alternatives. There are two populations of ovarian cancer patients -- those in "watchful waiting" following initial surgery and chemotherapy and those with recurrent disease. In both populations, or indications, a critical need for new agents exists. There are no treatments currently approved for "watchful waiting" patients, and those chemotherapeutic agents that are approved for recurrent disease are associated with significant toxicities.

In September, a new 102-patient clinical trial of OvaRex(TM) MAb was initiated. This open-label, dose randomized study is for patients in the "watchful waiting" indication of ovarian cancer. The main objective of the study is to directly assess the time to disease recurrence in patients with differing treatment schedules of OvaRex(TM)MAb following primary therapy (surgery and chemotherapy). The trial is currently open to enrollment at selected sites in the US and Canada.

We anticipate having sufficient data to initiate filing of a BLA with the FDA by late 2001. The BLA filing will include the compilation of safety and efficacy data from clinical trials involving over 500 ovarian cancer patients. Data presented to date indicate a benign safety profile for OvaRex(TM) MAb, increases in time to disease relapse and prolonged survival as well as immunological activity that is consistent with the observed clinical effect.

PARTNERING STRATEGY
In July, the Company announced the initiation of a collaboration with Medison Pharma Ltd., a market leader in Israel and the Middle East. The collaboration includes the formation of a 50:50 joint venture and covers the commercialization, marketing and distribution of OvaRex(TM) MAb and other AltaRex antibodies in the above noted territories. The collaboration also included an equity investment in AltaRex on the part of Medison Pharma and an affiliate. The Medison Pharma collaboration is structured similarly to the previously announced collaboration with Genesis Pharma S.A. of Greece and represents further advancement of the Company's global commercialization plan. Genesis Pharma and Medison Pharma are among the market leaders in their respective

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territories and will allow the Company to fully capitalize on the sales potential of our products in those territories.

We continue to engage other pharmaceutical and biotechnology companies in discussions for similar collaborations for our products around the world. Our focus will be to structure these collaborations such that AltaRex remains responsible for global product development and registration while our partners assume responsibility for successful product marketing, sales and distribution, as well as certain obligations for clinical development in the territory.

INTELLECTUAL PROPERTY PORTFOLIO
The Company's intellectual property portfolio was strengthened with the issuance of a United States patent covering an innovative technique using ultraviolet light to modify antibodies and to enhance certain beneficial immune responses. This composition and method patent complements the issuance during the first quarter of the Company's first patent ("Multi-epitopic" in Australia), which broadly covers the Company's technology platform.

PRESENTATION OF SCIENTIFIC DATA
In the third quarter of 2000, a presentation at the third biennial Ovarian Cancer Research Symposium in Seattle highlighted a recent Company discovery of the role of human anti-mouse antibody (HAMA) in the enhanced processing of the antigen/antibody complex to the immune system, the result of which is a more robust and effective immune response against the tumor associated antigens targeted by AltaRex antibodies. The Company continues to compile a growing base of data that indicates a correlation between OvaRex(TM)specific induction of immune responses and clinical benefit.

INVESTOR AND PARTNERING PRESENTATIONS
The Company made several presentations at important partnering and investor meetings such as BioJapan in Tokyo, Pharmaceutical Strategic Alliances in New York and the Stephens Inc. Anti-Cancer Biopharmaceutical Conference in San Francisco. Such presentations have served to increase the visibility of the Company in those communities and advance our objectives in this area.

COMMON SHARE OFFERING
In August, the Company successfully completed the sale of 10,580,000 Common Shares, including an over-allotment option, in a public offering at $0.85 per Common Share, for net proceeds to the Company of approximately $8.0 million.

These proceeds are supporting the continued development program for OvaRex(TM)MAb. We are pleased that the majority of this offering was subscribed for by United States institutional investors, indicating an increased level of interest from an important source of capital for the Company. We are also pleased that this offering was complemented by commitments from existing investors in Canada, indicating strong continued support from a base of shareholders who know the Company well.

FINANCIAL HIGHLIGHTS (in Canadian dollars) The Company reported a reduced net loss for the quarter of $4.3 million or $0.07 per share compared to a net loss of $9.5 million or $0.17 per share for the third quarter of 1999. Similarly, the net loss for the nine months ending September 30, 2000 was $12.3 million or $0.20 per share as compared with a net loss of $19.6 million or $0.54 per share for the nine months ending September 30, 1999. The Company's cash and short-term investments as of September 30, 2000 totaled $10.6 million as compared with $6.0 million at June 30, 2000 and $7.2 million at December 31, 1999.

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The decrease in net loss for both the three month and nine month periods ended
September 30, 2000 when compared to the respective periods of 1999 reflects a decrease in spending in both research and development activities and in general and administrative functions of the Company. This is largely a result of operational changes implemented to focus the resources of the Company on the development of OvaRex(TM)MAb, thereby reducing net cash burn and conserving capital. The decrease in the net loss per share also reflects the increase in the weighted average number of Common Shares outstanding. This is primarily the result of the following issuances of Common Shares:

- 5,687,546 Common Shares as a result of a $6.0 million Special Warrant Offering in February 2000,

-    10,580,000 Common Shares in a $9.0 million public offering in August 2000,

- 149,050 Common Shares in connection with collaborations with Genesis Pharma S.A. and Medison Pharma Ltd. in August 2000 and

- 2,008,749 Common Shares from the exercises of options and warrants in the first quarter of 2000.

Revenues for the three months ended September 30, 2000 were $120,110 compared with $203,748 for the same period in 1999. Revenues for the nine months ended September 30, 2000 were $308,019 compared to $572,557 for the nine months ended September 30, 1999. This decrease results from the completion of a grant in 1999 and a reduction in interest income as a result of lower levels of cash and short-term investments for the respective periods.

Operating expenses for the three months ended September 30, 2000 totaled $4.4 million, a decrease of $5.3 million from the three month period ended September 30, 1999. For the nine months ended September 30, 2000 operating expenses totaled $12.6 million, a decrease of $7.6 million from the comparable period in 1999. Operating expenses for the three and nine month periods ended September 30, 1999 included $4.5 million and $5.0 million of costs, respectively, related to the settlement of litigation with Biomira, Inc. Research and development expenses decreased by $0.12 million for the quarter and $1.5 million for the first nine months of the year as the Company focused its resources on the development of OvaRex(TM)MAb and temporarily suspended its development of other products in the pipeline. General and administrative expenses decreased by $0.7 million for the quarter and $1.0 for the first nine months of the year, also reflecting initiatives to reduce net cash burn and conserve capital.

/s/ Richard E. Bagley

Richard E. Bagley
President & Chief Executive Officer

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to, the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

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                                 [ALTAREX LOGO]

                    "CHANGING THE COURSE OF CANCER THERAPY"

                                      2000
                                      THIRD
                                    QUARTER
                                     REPORT

                          CONTACT: EDWARD M. FITZGERALD
                           SENIOR VICE PRESIDENT AND
                             CHIEF FINANCIAL OFFICER
                                 ALTAREX CORP.
                               610 LINCOLN STREET
                               WALTHAM, MA 02451
                     PHONE: 781-672-0138 FAX: 781-672-0142
                             TOLL FREE: 888-801-6665
                                WWW.ALTAREX.COM
                                INFO@ALTAREX.COM

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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                                      Three Months Ended                       Nine Months Ended
                                                         September 30,                           September 30,
                                                         -------------                           -------------
                                                   2000                1999                2000                1999
                                                   ----                ----                ----                ----
Revenue ................................       $    120,110        $    203,748        $    308,019        $    572,557
                                               ------------        ------------        ------------        ------------
Expenses
     Research and development ..........          3,036,053           3,159,905           8,435,587           9,956,488
     General and administration ........          1,321,533           2,028,784           4,196,370           5,215,503
     Settlement costs ..................                 --           4,496,666                  --           5,015,712
                                               ------------        ------------        ------------        ------------
                                                  4,357,586           9,685,355          12,631,957          20,187,703

Net loss for the period ................       $ (4,258,960)       $ (9,481,607)       $(12,323,938)       $(19,615,146)
                                               ============        ============        ============        ============

Net loss per common share ..............       $      (0.07)       $      (0.17)       $      (0.20)       $      (0.54)
                                               ============        ============        ============        ============

Weighted average number of
     common shares outstanding .........         63,308,908          55,612,613          62,480,262          36,596,679
                                               ============        ============        ============        ============


CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                                     As at September 30,
                                                                   2000              1999
                                                                   ----              ----
ASSETS
     Cash and cash equivalents ..........................       $ 3,619,850       $ 3,090,930
     Short-term investments .............................         6,948,718         8,345,315
     Other current assets ...............................           189,699           183,811
     Capital assets, net ................................           579,372         1,060,128
     Other assets .......................................           621,019           267,335
                                                                -----------       -----------
                                                                $11,958,658       $12,947,519
                                                                ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities ................................       $ 3,339,984       $ 2,128,587
     Deferred lease credit and other liabilities ........             8,013           197,954
     Shareholders' equity ...............................         8,610,661        10,620,977
                                                                -----------       -----------
                                                                $11,958,658       $12,947,518
                                                                ===========       ===========

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)

                                                           Three Months Ended                       Nine Months Ended
                                                              September 30,                           September 30,
                                                        2000                1999                2000                1999
                                                        ----                ----                ----                ----
CASH USED IN OPERATING ACTIVITIES
Net loss ....................................       $ (4,258,960)       $ (9,481,607)       $(12,323,938)       $(19,615,146)
                                                    ------------        ------------        ------------        ------------
Add items not affecting cash:
     Depreciation and amortization ..........            118,208             133,043             364,479             431,259
     Amortization of deferred lease credit ..             (3,979)             (7,232)            (18,336)            (71,728)
Writedown of Leashold Improvements &
     Deferred Lease Credit
Net change in non-cash working
     capital balances .......................            358,929            (206,199)            640,429             231,457
                                                    ------------        ------------        ------------        ------------
                                                      (3,785,802)         (9,561,995)        (11,337,366)        (19,024,158)
                                                    ------------        ------------        ------------        ------------

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets ..................            (13,639)            (97,742)            (33,779)           (145,301)
Maturities and purchases of
     short-term investments .................         (4,112,581)          4,369,014          (2,070,679)         (4,103,583)
                                                    ------------        ------------        ------------        ------------
                                                      (4,126,220)          4,271,272          (2,104,458)         (4,248,884)
                                                    ------------        ------------        ------------        ------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net .................          8,283,326             (60,492)         14,716,643          17,707,760
Other .......................................             46,835              67,965              16,390              74,523
                                                    ------------        ------------        ------------        ------------
                                                       8,330,161               7,473          14,733,033          17,782,283
                                                    ------------        ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS ...................            418,139          (5,283,249)          1,291,209          (5,490,758)

CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD ....................          3,201,711           8,374,179           2,328,641           8,581,688
                                                    ------------        ------------        ------------        ------------

CASH AND CASH EQUIVALENTS,
     END OF PERIOD ..........................       $  3,619,850        $  3,090,930        $  3,619,850        $  3,090,930
                                                    ============        ============        ============        ============